UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______to______

Commission file number 001-14141

L-3 COMMUNICATIONS
 MASTER SAVINGS PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
Index to Financial Statements and Supplemental Schedules

*	Refers to item number in Form 5500 (‘‘Annual Return/Report of Employee Benefit Plan’’) filed with the Department of Labor for the plan year ended December 31, 2005.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
L-3 Communications Master Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the L-3 Communications Master Savings Plan (the ‘‘Plan’’) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Contributions and Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 29, 2006

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005
(in thousands)

	Participant Directed	Non- Participant Directed	Total
Assets:
Investment in Master Trust	$1,922,178	$116,767	$2,038,945
Contributions receivable:
Participants	639	—	639
Employer	3,730	3,538	7,268
Total contributions receivable	4,369	3,538	7,907
Net assets available for benefits	$1,926,547	$120,305	$2,046,852

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004
(in thousands)

	Participant Directed	Non- Participant Directed	Total
Assets:
Investment in Master Trust	$1,225,607	$112,099	$1,337,706
Contributions receivable:
Participants	54	—	54
Employer	4,015	1,983	5,998
Total contributions receivable	4,069	1,983	6,052
Net assets available for benefits	$1,229,676	$114,082	$1,343,758

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands)

	Participant Directed	Non- Participant Directed	Total
Additions:
Contributions:
Participant	$144,393	$—	$144,393
Employer	6,439	64,596	71,035
Rollover	25,116	—	25,116
Total contributions	175,948	64,596	240,544
Investment income:
Net appreciation (depreciation) in the fair value of investment in Master Trust	36,289	(10,967)	25,322
Interest and dividend income	52,143	1,349	53,492
Interest (participant loans)	1,857	32	1,889
Total investment income (loss)	90,289	(9,586)	80,703
Total Additions	266,237	55,010	321,247
Deductions:
Benefit payments	97,037	8,403	105,440
Administrative expenses	410	16	426
Total deductions	97,447	8,419	105,866
Transfers from non-participant directed funds to participant directed funds	40,368	(40,368)	—
Transfers from other plans (Note 1)	487,713	—	487,713
Net increase	696,871	6,223	703,094
Net assets available for benefits Beginning of period	1,229,676	114,082	1,343,758
Net assets available for benefits
End of period	$1,926,547	$120,305	$2,046,852

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

General

The following description of the L-3 Communications Master Savings Plan (the ‘‘Plan’’) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (‘‘Plan Administrator’’) appointed by L-3 Communications Corporation (the ‘‘Company’’). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of 56 business units of the Company (See Note 3 for a complete listing.) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘‘ERISA’’), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the ‘‘Master Trust’’), managed by Fidelity Management Trust Company (‘‘FMTC’’), as Trustee.

Transfers from Other Plans

During 2005, 18 defined contribution plans sponsored by certain business units of the Company were merged into the Plan. Assets of $487.7 million were transferred, including the transfer of $356.5 million of assets for Titan Corporation Consolidated, which was merged on December 30, 2005, $39.8 million of assets for Ilex, which also was merged on December 30, 2005, and $44.8 million of assets for Cincinnati Electronics, which was merged on August 15, 2005.

Participant Contributions

Generally, all eligible employees can participate in the Plan, as of their date of hire. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Generally, participants may contribute from 1% to 25% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code (‘‘IRC’’) of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2005 to $14,000 for participants under 50 years of age and $18,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and earnings thereon. See Note 3 for a discussion of the Company contribution and related vesting provisions of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Master Trust Investments

All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Participants have the option of investing participant-directed employee and employer contributions in the L-3 Stock Fund, as well as other investment options that are described below.

L-3 Stock Fund – This fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. (‘‘L-3 Holdings’’) common stock and money market funds. L-3

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

Holdings is the parent company of the Company. Substantially all employer matching contributions are invested in this fund. This fund represented 18.1% and 21.9% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Calamos Growth Fund Class A – This fund is designed to seek long-term capital growth and invest in securities of companies that offer above-average potential for earnings growth. This fund represented 5.2% and 4.3% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Dodge & Cox Income Fund – This fund is designed to invest in a diversified portfolio consisting primarily of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody’s. This fund represented 2.8% and 1.6% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Dodge & Cox Stock Fund – This fund is designed to seek long-term growth of principal and income, and invest primarily in a broadly diversified portfolio of common stocks. This fund represented 6.4% and 2.4% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Diversified International Fund – This fund is designed to seek capital growth and invest primarily in non-U.S. equity securities. This fund represented 5.1% and 3.5% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Freedom Funds – These funds are designed to invest in a combination of underlying Fidelity equity, fixed-income, and short term funds to provide asset allocation with moderate risk. Each Fidelity Freedom Fund has a target retirement date and will gradually adopt a more conservative asset allocation over time.

Fidelity Freedom 2000 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire in the near future. This fund represented less than one percent of the Plan’s investment in the Master Trust at December 31, 2005 and 2004.

Fidelity Freedom 2010 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire around the year 2010. This fund represented 4.2% and 4.8% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Freedom 2020 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire around the year 2020. This fund represented 3.9% and 3.1% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Freedom 2030 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire around the year 2030. This fund represented 2.2% and 1.5% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Ginnie Mae Fund – This fund is designed to invest for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. In seeking current income, the fund may also consider the potential for capital gain. This fund represented 2.2% and 3.3% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Growth & Income Portfolio – This fund is designed to invest mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 5.5% and 8.1% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

Fidelity Magellan Fund – This fund is designed to invest for capital appreciation in a broad range of equities of domestic, multinational and foreign companies. This fund represented 7.5% and 11.8% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Managed Income Portfolio II – This is a commingled trust fund which is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 16.8% and 18.3% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Growth Fund of America Class R5 – This fund is designed to provide long-term growth of capital by investing primarily in domestic common stocks. This fund represented 4.1% and 2.2% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Spartan U.S. Equity Index Fund – This fund is designed to invest at least 80% of its assets in common stocks of the 500 companies that comprise the Standard & Poor’s 500 Index. This fund represented 5.7% and 4.8% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

T. Rowe Price Small Cap Stock Fund – This fund is designed to invest at least 80% of its assets in equities of small companies. A small company is defined for this purpose as having a market capitalization that falls within or below the range of the companies in the Russell 2000 Index, S&P Small-cap 600 Index or below the three-year average maximum market cap of companies in either index as of December 31 for the three preceding years. This fund represented 6.7% and 5.4% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

T. Rowe Price Stable Value Fund – This fund is designed to invest principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies, and other issuers and securities supporting such synthetic investment contracts, and other similar instruments which are intended to maintain a constant net asset value. This fund is available only to participants with account balances transferred from the Titan Consolidated and ILEX Systems business units. The ratio of investment income to average net assets was 4.33% for 2005. In general, the contractual effective yield is reset quarterly. This fund represented 1.5% of the Plan’s investment in the Master Trust at December 31, 2005.

2.	Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the Aviation Communications & Surveillance Systems 401(k) Plan, and these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan’s proportionate share of assets held in the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 1 for a description of the fund options available as of December 31, 2005.) Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Investments in the Stable Value Fund are valued at contract value, which approximates fair value.

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings common stock. The L-3 Stock Fund’s unit price is computed by the Trustee daily. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

The Fidelity Managed Income Portfolio II is a stable value commingled trust managed by FMTC. This fund is stated at fair value as determined by the Trustee, which is generally $1.00 per unit.

Participant loans are valued at cost, which approximates fair value.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.

Investment Transactions and Investment Income

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation in the fair value of the Plan’s investment, as shown in the statement of changes in net assets available for benefits, consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures

Participants vest in Company contributions in accordance with the provisions of their respective divisions and/or subsidiaries as described in Note 3. Non-vested Company contributions are forfeited upon termination and are used by the Company to reduce future Company contributions and to pay plan expenses. Forfeitures available were approximately $2,583,000 and $1,863,000 at December 31, 2005 and 2004, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for payment from available forfeitures of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Recently Issued Accounting Standards

On December 29, 2005, The Financial Accounting Standards Board (FASB) issued FASB Staff Position known as AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the ‘‘FSP’’). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans, and also establishes enhanced financial statement presentations and disclosure requirements for defined contribution plans, including presentation of both the fair value and contract value of the benefit-responsive investment contracts. The FSP is effective for the Plan’s financial statements beginning with the year ended December 31, 2006. The FSP is not expected to have a material impact on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Company Contributions and Vesting Provisions

The Company provides matching contributions based on a matching percentage of the participant’s contribution up to a designated percentage of the participant’s compensation. Certain divisions and subsidiaries provide non-matching and supplemental contributions as provided for in the Plan document. The Company’s matching contribution percentages, which vary by division and /or subsidiary, subject to limitations described in the Plan document, are presented in the table below.

Business Units	Company Match
Army Fleet Support	50% up to 8%
Atlantic Science & Technology	(1)
Aviation Recorders	25% up to 6%(2)
Avionics Systems	100% up to 6%(3)
Aydin Electro-Fab	(1)
Brashear	(4)
BT Fuze Products	50% up to 6%(5)
Combat Propulsion Systems	(6)
Corporate	80% up to 5%
CS West – Photonics	(7)
Display Systems	60% up to 5%
DP Associates, Inc.	(1)
Electrodynamics	(8)
Electron Devices	50% up to 6%(9)
Electron Technologies, Inc.	(10)
ESSCO	50% up to 6%
Government Services, Inc.	50% up to 6%
IEC	(11)
ILEX Systems (effective January 1, 2006)	100% up to 2%
KDI	(12)
L-3 Communications Aeromet	100% up to 5%
L-3 Communications ALST, Inc.	(13)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

Business Units	Company Match
L-3 Communications Avisys (merged into L-3 Communications Integrated Systems October 1, 2005)	50% up to 6%
L-3 Communications BAI Aerosystems	25% up to 6%
L-3 Communications Cincinnati Electronics Corporation	70% up to 4% (14)
L-3 Communications Flight International	50% up to 6% (15)
L-3 Communications Infrared Products	100% up to 4%
L-3 Communications Integrated Systems	100% up to 4% (16)
L-3 Communications Marine Systems	50% up to 6%
L-3 Communications Security and Detection Systems	100% up to 5%
L-3 Communications Sonoma EO., Inc.	50% up to 6%
L-3 Communications SPD Technologies	(17	)(18)
L-3 Communications Systems – East	50% up to 8% (19)
L-3 Communications Systems – West	(20)
L-3 Communications Vertex Aerospace LLC	(21	)(22)
L-3 Global Network Solutions	100% up to 4%
L-3 Hygienetics Environmental Services	50% up to 2%
L-3 Military Aviation Services (merged into L-3 Communications Vertex Aerospace LLC April 1, 2005)	50% up to 6%
Link Simulation and Training	100% up to 4%(23)
Microdyne Outsourcing	25% up to 18% (24)
MPRI	(1)
Narda Microwave – East	(25)
Narda Microwave – West	50% up to 6%
Ocean Systems	(26)
Power Paragon	50% up to 6%
Randtron Antenna Systems	100% up to 6%
Ruggedized Command and Control Solutions	50% up to 6%
Scandia	None
Ship Analytics, Inc. (merged into MPRI September 30, 2005)	(1)
SYColeman/Coleman Aerospace	100% up to 7%
Southern California Microwave	(27)
Space & Navigation	(26)
Telemetry East	50% up to 6%
Telemetry West	50% up to 6%
Titan Consolidated (effective January 1, 2006)	(28)
Wolf Coach, Inc.	50% up to 5%

Substantially all of the Company matching contributions are made in L-3 Holdings’ common stock.

(1)	The Company’s matching contributions for participants who are employees of Atlantic Science & Technology, Aydin Electro-Fab, DP Associates, Inc., MPRI and Ship Analytics, Inc., are discretionary and determined each year.

(2)	In addition to the Company’s matching contribution for Aviation Recorders, the company also makes a supplemental contribution of 1% of the participant’s compensation and may include an additional discretionary match of up to 75% of 6% of the participant’s compensation contributed.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

(3)	The Company shall make a supplemental contribution each year for participants who were participants in the Goodrich Corporation Employees’ Pension Plan on June 30, 2003 and who (i) are employees on the last day of the plan year, (ii) separated from employment with the employer during the plan year due to death, retirement on or after age 65, disability, or (iii) are not employees on the last day of the plan year solely as a result of the transfer of such participants to a division/subsidiary not participating in the Plan in an amount ranging from 1.0% to 5.5% of compensation, depending on years of age attained on the last day of the plan year.

(4)	The Company shall make a contribution for a participant who is employed by Brashear, on or after January 1, 2002, on the last day of the plan year in an amount equal to 3% of the participant’s compensation. The Company does not make matching contributions.

(5)	For BT Fuze Products, only salaried employees are eligible to participate in the Plan.

(6)	The Company’s matching contribution for a participant who is a salaried employee of Combat Propulsion Systems is equal to 100% up to 7% of compensation for the payroll period. No matching contributions shall be made for hourly employees of Combat Propulsion Systems.

(7)	The Company's matching contribution for CS West-Photonics was 100% up to 4% of compensation to October 30, 2005. Effective October 31, 2005, the matching contribution is 100% up to 5% of compensation.

(8)	The Company matching contribution for participants who are salaried employees of Electrodynamics is 100% up to 5% of compensation. The Company shall make an annual supplemental contribution for salaried employees ranging from 1% of total compensation to 8% of the first $10,000 of compensation plus 5% of compensation in excess of $10,000, based on age attained during the plan year. The Company matching contribution for participants who are members of the International Brotherhood of Electrical Workers, Local 134 is 100% up to 2% of salary.

(9)	Participants who were employees of Electron Devices on October 26, 2002 and as of the last day of the plan year are eligible for a supplemental employer contribution equal to 1% of compensation for participants under 45 years of age, 3% of compensation for participants between 45 and 54 years of age, and 5% of compensation for participants 55 years of age or above.

(10)	The Company’s matching contribution for a participant who is a salaried employee of Electron Technologies, Inc. is equal to 75% up to 8% of compensation for the payroll period. The contribution for an hourly employee is 100% up to 4% of compensation for the payroll period.

(11)	With the exception of IEC’s Redmond operations, the Company matching contribution for IEC is 100% of the participants contribution up to 2% of the participant’s compensation plus 50% of the participants contribution on the next 4% of the participant’s compensation. For IEC’s Redmond operations, the Company matching contribution is 50% of the first 8% of compensation, which increases to 100% of the first 8% of compensation after 5 years of participation. Participants from IEC’s Redmond operations do not receive any matching contributions during the first year of employment.

(12)	The Company’s matching contribution for KDI is 100% of the participant’s contribution for the first 3% of compensation, plus 75% of the participant’s contribution on the next 4% of compensation.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

(13)	The Company makes a contribution on behalf of each participant employed by L-3 Communications ALST, Inc., in an amount equal to 3% of the employee’s compensation. Such contributions are made in the form of L-3 stock. The Company does not make a matching contribution.

(14)	The Company shall make a supplemental contribution for a salaried participant employed by L-3 Communications Cincinnati Electronics Corporation equal to 1% of the participant’s compensation. Additional supplemental contribution equals 1.5% of salaried participant’s compensation. Bargaining employees are not eligible to participate.

(15)	Participants who are employees of L-3 Communications Flight International do not receive any matching contributions during the first year of employment.

(16)	The Company shall make a supplemental contribution for a participant who is employed by L-3 Communications Integrated Systems on the last day of the plan year in an amount equal to 0.5% of the participant’s compensation. No matching or supplemental contribution shall be made on behalf of a participant who is an employee covered by the Service Contract Act, as amended.

(17)	The Company’s matching contribution for participants who are employees of SPD Electrical Systems, SPD Switchgear, Henschel, or who are salaried employees of PacOrd is 50% of the participant’s contribution up to 6% of compensation. The Company’s matching contribution for participants who are hourly employees of PacOrd is 15% of the participant’s contribution up to 6% of compensation.

(18)	Participants who are represented by UAW Local 1612 and who do not participate in the SPD Technologies Retirement Pension Plan may participate in an additional employer contribution ranging from 1% to 2% of compensation depending on employee eligibility and years of participation in this employer contribution arrangement.

(19)	The Company’s matching contribution for participants who are hourly employees of L-3 Communications Systems – East with less than 36 months of employment is 50% of the participants contribution up to 6% of compensation.

(20)	The Company’s matching contribution for L-3 Communications Systems – West is (i) 100% of the participant’s contribution up to 4% of compensation for participants that are salaried employees and union employees represented by the East Coast Lodge 815, International Association of Machinists & Aerospace Workers (IAM) and (ii) 75% of the participant’s contribution up to 4% of compensation for participants that are union employees not represented by the IAM. Additionally, the Company shall make a supplemental contribution of 2% of compensation for participants that are union employees, except for participants who are members of the IAM. Salaried employees hired on or after October 31, 2005 receive a matching contribution of 100% of the participant's contribution up to 5%.

(21)	The Company’s matching contribution for participants who are employees of L-3 Communications Vertex Aerospace LLC and who do not belong to the Support Services Division is generally 100% of the participant’s contribution up to 4% of salary. Additionaly, the Company provides a non-matching contribution for these participants of ½ of 1% of compensation. The Company shall also make a supplemental contribution as of the last day of each year to participants who were eligible to participate on June 26, 2001 in either the Raytheon Aircraft Holdings, Inc. Base Retirement Income Plan or the Raytheon Aircraft Company Retirement Income Plan for Salaried Employees provided the participant is an employee of the Company on the last day of the plan year.

(22)	The Company’s matching contribution for participants who are employees of L-3

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

Communications Vertex Aerospace LLC and who belong to the Support Services Division is generally zero, except for union employees assigned to the T-45 program who are matched 50% of the participants contribution up to 8% of compensation. Non-union employees of the Support Services Division receive a non-matching contribution ranging from 2% to 3% of compensation. Additionally, union employees assigned to the AETC program at Sheppard Airforce Base receive non-matching contributions equal to 3% of salary. Union employees assigned to the T-39, T-2 and AMID programs receive a matching contribution of 50% up to $800 for the calendar year and a non-matching contribution of 3.5% of salary.

(23)	For Link Simulation and Training, employees covered by the Service Contract Act or collective bargaining agreement are not eligible to receive the Company's matching contribution.

(24)	The maximum Company matching contribution for Microdyne Outsourcing is $500 per year.

(25)	The Satellite Networks division was merged into the Narda Microwave- East division effective January 1, 2004. The Company’s matching contribution for all participants who also participate in the Narda Microwave Pension Plan is 40% of the participant’s contribution up to 5% of salary. The Company’s matching contributions for participants who do not participate in the Narda Microwave Pension Plan is 50% of the participant’s contribution up to 10% of salary.

(26)	The Company’s matching contribution for participants who are salaried employees of Ocean Systems or Space & Navigation is 50% of the participant’s contribution up to 8% of salary, which increases to 100% of the participant’s contribution up to 8% of salary after 5 years of participation. Salaried employees of Ocean Systems and Space & Navigation do not receive any matching contributions during the first year of employment. The Company’s matching contribution for participants who are hourly employees of Ocean Systems or Space & Navigation is 50% of the participant’s contribution up to 4% and 6% of salary, respectively.

(27)	The Company’s contribution for Southern California Microwave is an annual discretionary profit sharing contribution of 7.5% of a participant’s compensation.

(28)	Generally, the Company’s matching contribution for Titan Consolidated is 100% of a percentage of an employee’s compensation, ranging from 3% to 5%, depending on the Titan division.

Vesting of Company contributions in effect during 2005 varied by division and/or subsidiary and is listed below.

Atlantic Science & Technology, Aviation Recorders, Avionics Systems (supplemental contribution account), Aydin Electro-Fab, Corporate, CS West – Photonics, Display Systems, DP Associates, Inc., Electrodynamics, IEC, including IEC’s Redmond operations, KDI, L-3 Communications BAI Aerosystems, L-3 Communications Cincinnati Electronics Corporation, L-3 Communications Flight International, L-3 Communications SPD Technologies (excluding the additional Company contribution for employees covered by UAW Local 1612 which vests after five years of service), L-3 Communication Systems – West (salaried employees), L-3 Global Network Solutions, Microdyne Outsourcing, Narda Microwave – East, Narda Microwave – West, Ocean Systems (salaried employees), Power Paragon, Prime Wave, Space & Navigation (salaried employees), Telemetry East, Telemetry West and Wolf Coach:

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Brashear, Vertex (supplmental contributions) and hourly employees of Ocean Systems and Space & Navigation:

Years of Service	Vested Percentage
Less than 5	0%
5 or more	100%

Combat Propulsion Systems (salaried employees), Electron Devices, Government Services, Inc., ILEX Systems (effective January 1, 2006), L-3 Communications Avisys, L-3 Communications Security and Detection Systems, L-3 Communications Sonoma EO. Inc., L-3 Hygienetics Environmental Services, L-3 Military Aviation Services, MPRI, Ruggedized Command and Control Solutions, Ship Analytics, Inc., SYColeman/Coleman Aerospace and Titan Consolidated (effective January 1, 2006):

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3 or more	100%

Company contributions for Army Fleet Support, Avionics Systems (matching account), BT Fuze Products, Electron Technologies, Inc., ESSCO, L-3 Communications Aeromet, L-3 Communications ALST, L-3 Communications Infrared Products, L-3 Communications Integrated Systems, L-3 Communications Marine Systems, L-3 Communications Systems – East, union employees of L-3 Communications Systems – West, L-3 Communications Vertex Aerospace LLC, Link Simulation and Training, Randtron Antenna Systems, SeaBeam and Southern California Microwave are 100% vested immediately. Company contributions for the other divisions and/or subsidiaries also become vested after the earlier of (i) attainment of age 65, (ii) total and permanent disability or (iii) death.

4.	Master Trust

The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2005 and 2004 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004. The Plan’s percentage interest in the Master Trust was 99.5% at December 31, 2005 and 99.4% at December 31, 2004.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

	Master Trust		Plan’s Portion
Fund	2005	2004	2005	2004
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Calamos Growth Fund Class A*	$105,351	$57,775	105,039	$57,537
Dodge & Cox Income Fund*	56,684	21,983	56,610	21,955
Dodge & Cox Stock Fund*	130,676	31,558	130,315	31,465
Fidelity Diversified International Fund*	103,500	47,677	103,009	47,446
Fidelity Freedom 2000 Fund*	9,060	8,749	9,007	8,707
Fidelity Freedom 2010 Fund*	85,836	64,371	85,678	64,277
Fidelity Freedom 2020 Fund*	80,100	42,274	79,577	41,877
Fidelity Freedom 2030 Fund*	44,743	19,633	44,469	19,415
Fidelity Ginnie Mae Fund*	45,571	44,098	45,318	43,848
Fidelity Growth & Income Portfolio*	111,763	108,394	111,389	108,059
Fidelity Magellan Fund*	152,945	158,285	152,405	157,791
Growth Fund of America Class R5*	83,918	29,190	83,797	29,119
Spartan U.S. Equity Index Fund*	116,938	65,120	116,583	64,872
T. Rowe Price Small-Cap Stock Fund*	136,212	72,449	135,733	72,108
T. Rowe Price Stable Value Fund*	30,285	—	30,285	—
	1,293,582	771,556	1,289,214	768,476
Investments at Estimated Fair Value
L-3 Stock Fund	373,432	296,317	368,971	292,661
Fidelity Managed Income Portfolio II**	342,887	245,239	341,777	244,433
Participant Loans (Interest Rates of 4.0% to 12.1%)	39,175	32,354	38,983	32,136
	755,494	573,910	749,731	569,230
Total Investments	$2,049,076	$1,345,466	$2,038,945	$1,337,706

*	Mutual Fund

**	Commingled Trust Fund

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

The net change in the fair value of the Master Trust and the Plan’s portion of the net change in fair value for the year ended December 31, 2005 is presented in the table below.

	Master Trust	Plan’s Portion
Net appreciation in fair value of investment:
Investment in Master Trust	$25,501	$25,322
Interest and dividend income	53,726	53,492
Interest on participant loans	1,899	1,889
Net increase in fair value	$81,126	$80,703

5.	Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65. Effective March 31, 2005, a participant who terminates employment with a vested account balance of $1,000 or less shall receive an immediate payment of the vested account balance.

A participant may withdraw after-tax contributions and rollovers at any time. A participant who has attained the age 55 may withdraw his or her vested matching contribution and supplemental contribution. Also, a participant may withdraw pre-tax contributions before termination of employment or before reaching age 59½ only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59½. In the event of retirement or termination of employment prior to age 59½, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

6.	Loans

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to five years, and six to thirty years for loans used in connection with the purchase of a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are secured by the participant’s vested account balance.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

8.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $66,819 for the year ended December 31, 2005.

The Plan’s proportionate interest in the L-3 Stock Fund includes 4,857,134 shares of L-3 Holdings’ common stock valued at approximately $361,128,000 at December 31, 2005 and 3,904,196 shares of L-3 Holdings’ common stock valued at approximately $285,943,000 at December 31, 2004. The Plan received dividends on the L-3 Stock Fund in the amount of $2,186,121 for the year ended December 31, 2005.

9.	Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs, participants in that employee group will become 100 percent vested in Company contributions and the net assets attributable to that employee group will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Identity	Relationship	Description	Date	Cost	Current Value	Net gain
L-3 Communications Corporation	Employer	Indirect Loan	March 30, 2005	$38,712	$38,729	$17
L-3 Communications Corporation	Employer	Indirect Loan	December 30, 2005	$15,302	$15,313	$11

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Description of Investment	Cost	Current Value
Investment in Master Trust	**	1,999,962

*Participant Loans (interest rates of 4.0% to 12.1% maturing through November 2035)	**	38,983
Total		2,038,945

*	Party-in-interest

**	DOL Regulation 29 CFR 2520.103-11(d) permits the exclusion of historical cost information for participant directed investment balances.

The information in this schedule has been certified as to its completeness and accuracy by
Fidelity Management Trust Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 Communications Master Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

L-3 Communications Master Savings Plan Registrant

Date: June 29, 2006

/s/ Michael T. Strianese
Name: Michael T. Strianese Title: Interim Chief Executive Officer and Chief Financial Officer of L-3 Communications Holdings, Inc. (Principal Executive Officer and Principal Financial Officer)